FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              17 November, 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Online 1 million customers sent to the London Stock Exchange on 17 November, 2003 press release


PR0343


                   O2 SIGNS UP ONE MILLION ONLINE CUSTOMERS


For release: 17 November 2003



O2 UK's online channel recently signed up its one-millionth customer, making it the most popular service of its kind in Europe. This follows an exceptional 7-month period to 31 October 2003, during which O2 UK's online subscriber base grew by more than 5% per month. O2 Online now accounts for around 8% of O2 UK's customer base of 12.6 million.


Almost 35% of O2 UK's online subscribers are contract customers, and those on both pre and post pay services consistently record higher than average ARPU levels. They are also heavy users of mobile data services such as text, MMS (media messaging), ringtones and surfing the Internet. The average O2 Online customer sends 250 text messages per month.


O2 Online leverages the power and growing popularity of the Internet to acquire and maintain customers. It offers unique tariffs and service packages and gets
in excess of 200,000 unique visitors per week.   It is particularly appealing to
16-24 year-olds, many of whom are students taking advantage of the text message
'bundles' available.   This has helped O2 increase its share of this high-value
market. O2 frequently selects customer trialists from the O2 Online customer base - giving them the opportunity to shape the mobile data services of the future. Recent examples include MMS, O2 Active and O2's forthcoming mobile music service.




The recently announced O2 Online 'Business Shop' is also performing strongly. It offers businesses, and particularly small and medium-sized enterprises, tailored tariffs and services; and forms part of O2's increasing focus on the small business sector.


Kent Thexton, chief marketing and data officer, mmO2, said: "We believe that O2 Online is a unique e-commerce offering, and is benefiting from a growing
acceptance, and indeed preference, for purchasing over the Internet.   It is a
great way to build relationships with our customers - this is borne out in the fact that more than two thirds of new customers are referrals and we see
customers buying in 'clusters' of friends and family.   We believe that this
channel is a powerful tool in driving incremental sales of new data services."


O2 Online played a significant role in driving 40% of UK sales through O2's own channels(1) in the second quarter, compared to less than 30% in the same period last year. O2 UK aims to increase this further by the end of FY04. Much of this success can be attributed to the powerful O2 brand - spontaneous brand awareness has risen from 32% in September 2002 to 48% in September 2003.



                                    - ends -

mmO2

mmO2 has 100% ownership of mobile network operators in three companies - the UK, Germany and Ireland - as well as leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.


mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.



mmO2 has 19.2 million customers and some 12,000 employees; and reported revenues for the year ended 31 March 2003 of GBP4.874 billion. Data represented 19.2% of total service revenues in the quarter ending 30 September 2003.





mmO2 Contacts:

David Nicholas                                     Simon Gordon
Head of Media Relations                            Press Relations Manager
mmO2 plc                                           mmO2 plc
david.nicholas@o2.com                              simon.gordon@o2.com
t: +44 (0) 771 575 9176                            t: +44 (0)771 007 0698


mmO2 press office: 01753 628402

--------------------------


(1) O2 Online and O2 Retail





                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 17 November, 2003                    By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary